Special Meeting of Members

The GAM Avalon Lancelot, LLC had a special meeting of members on February 8, 2006. The following are descriptions of the matters submitted to a vote of members and the results of the votes with respect to each such matter:

1.   To approve the new investment advisory agreement.

Outstanding
Units               For         Against          Abstain

1,407,300         614,190       44,967            58,027

2.   To approve the new sub-advisory agreement.

Outstanding
Units              For          Against           Abstain

1,407,300        614,190        44,503             58,491